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October 15, 2020	Yana Dobkin Guss T +1 617 951 7109 yana.guss@ropesgray.com

Lauren Hamilton

Securities and Exchange Commission

3 World Financial Center

New York, NY 10281

Re:	Barings Corporate Investors (File No. 811-02183), Barings Participation Investors (File No. 811-05531) and Barings Global Short Duration High Yield Fund (File No. 811-22562) (collectively, the “Funds”)

Dear Ms. Hamilton:

Below is a summary of the oral comments you provided to me on September 16, 2020 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of the annual reports to shareholders of the Funds for the fiscal year ended December 31, 2019 filed on Form N-CSR (the “Annual Reports”), together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report.

Comments relating to Barings Participation Investors and Barings Corporate Investors:

1)	Comment: Please confirm that unfunded commitments are being fair valued in accordance with ASC 820. In this regard, please consult AICPA Expert Panel minutes from January 2006.

Response: The Funds confirm that unfunded commitments are being fair valued in accordance with ASC 820. As requested, the Funds will disclose the amount and extended value of the unfunded commitments in future filings.

Comments relating to Barings Global Short Duration High Yield Fund

2)	Comment: The Staff did not observe the inclusion of the disclosure required under ASC 820-10-50-2G. Please identify the location of this disclosure or include this disclosure in future filings.

Response: The Fund has reviewed the requirements under ASC 820-10-50-2G and will include corresponding disclosure in future filings.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss